CHIPOTLE MEXICAN GRILL, INC. 610 Newport Center Drive Newport Beach, CA 92660

March 17,  2022

Suying Li

Rufus Decker

Division of Corporate Finance

Office of Trade & Services

Securities and Exchange Commission

Washington, D.C. 20549

Re: Chipotle Mexican Grill, Inc.

Form 10-K for Fiscal Year Ended December 31, 2021

Filed February 11, 2022

Item 2.02 Form 8-K dated February 8, 2022

File No. 001-32731

Dear Ms. Li and Mr. Decker:

This letter is in response to your letter dated March 10, 2022 providing comments on Chipotle Mexican Grill, Inc.’s (“Chipotle”, “we”, or “our”)  Form 10-K for the Fiscal Year Ended December 31, 2021 and Form 8-K dated February 8, 2022. For your convenience, your comments have been reproduced in their entirety below, followed by Chipotle’s responses.

Form 10-K for Fiscal Year Ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 25

1.

Please provide a comparable analysis of material changes in your cash flows from operating, investing, and financing activities between the periods presented. In your analysis, please explain the underlying reasons affecting the comparability of your cash flows. Refer to Item 303 of Regulation S-K.

Chipotle’s Response:

In response to the Staff’s comment, we propose to revise our disclosures in future filings to provide a comparable analysis of material changes in our cash flows from operating, investing, and financing activities between the periods presented. Our proposed disclosure for future filings would be substantially similar to the disclosures attached as Exhibit A to this letter, with appropriate adjustments to reflect the material changes in cash flows for the relevant periods presented in the filing. Exhibit A includes additions to the original disclosure included in our Form 10-K for the Fiscal Year Ended December 31, 2021, that was reviewed by the Staff.

Mr. Blaise Rhodes

Securities and Exchange Commission

June 3, 2021

Item 2.02 Form 8-K dated February 8, 2022 Exhibit 99.1

2.

Please expand your disclosure to clarify how you determined the tax effect of non-GAAP adjustments in calculating the adjusted net income, adjusted diluted earnings per share, and adjusted effective income tax rate non-GAAP measures in each reporting period presented. Refer to Question 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Chipotle’s Response:

We respectfully advise the Staff that we determine the tax effect of non-GAAP adjustments based on the nature of the underlying non-GAAP adjustments and their relevant jurisdictional tax rates. In our original disclosure included in our Form 8-K dated February 8, 2022, in consideration of Question 102.11 we presented income taxes as a separate adjustment in calculating adjusted net income, adjusted diluted earnings per share, and the adjusted effective income tax rate in each reporting period presented. In response to the Staff’s comment, we propose to revise our disclosures in future earnings releases and related Forms 8-K to provide a description of how we determined the tax effect of non-GAAP adjustments.

If you have any questions or additional comments with respect to this response, please contact the undersigned by phone at (949) 292-1813 or by email at jmcconnell@chipotle.com.

Very truly yours,

/s/ Jamie McConnell

Jamie McConnell

Vice President, Controller

cc:    John R. Hartung, Chief Financial Officer

         Helen Kaminski, Vice President, Deputy General Counsel

Mr. Blaise Rhodes

Securities and Exchange Commission

June 3, 2021

Exhibit A

Proposed Addition to Current Disclosure in Chipotle Mexican Grill, Inc.’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cash Flows

Cash provided by operating activities was $1.3 billion for fiscal year 2021, compared to $0.7 billion for fiscal year 2020. The change was primarily due to higher net earnings of $297.2 million and a decrease in income tax receivable of $193.4 million, primarily associated with a receipt of income tax refunds in 2021 related to the income tax benefit recorded in 2020.

Cash used in investing activities was $522.0 million for fiscal year 2021, compared to $432.7 million for fiscal year 2020. The change was primarily associated with increased capital expenditures of $69.1 million, primarily associated with an increase in new restaurant openings. We opened 215 new restaurants in 2021 compared to 160 in 2020.

Cash used in financing activities was $548.6 million for fiscal year 2021, compared to $104.9 million for fiscal year 2020. The change was primarily due to increased treasury stock repurchases of $412.1 million in 2021 associated with the resumption of our treasury stock repurchase program in February 2021. We temporarily suspended our stock repurchase program in March 2020.